TASEKO REPORTS FOURTH QUARTER OPERATING CASH
FLOW OF $50 MILLION

This release should be read with the Company’s Financial Statements and Management Discussion & Analysis ("MD&A"), available at www.tasekomines.com and filed on www.sedar.com. Except where otherwise noted, all currency amounts are stated in Canadian dollars. Taseko’s 75% owned Gibraltar Mine is located north of the City of Williams Lake in south-central British Columbia. Production volumes stated in this release are on a 100% basis unless otherwise indicated.

February 22, 2017, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE MKT: TGB) ("Taseko" or the "Company") reports financial results for 2016. For the three months ended December 31, 2016 Taseko had net income of $5.1 million or $0.02 per share, and adjusted net income of $16.4 million or $0.07 per share.

Russell Hallbauer, President and CEO of Taseko, commented, “The $49.7 million of cash flow from operations in the fourth quarter demonstrates the cash generating ability of Gibraltar, even at a copper price well below the current price. Site spending has remained consistent over the past eight quarters and the impact of increased metal production on unit costs was immediate and contributed to a US$0.46 per pound decline in site operating costs, from the third quarter, to US$1.12 per pound. Site costs also benefitted from a full quarter of molybdenum production and the associated by-product credit from molybdenum sales. These factors, combined with moderately higher off property costs this quarter, resulted in total operating costs (C1)* of US$1.48 per pound. We expect site spending to remain stable throughout 2017.”

Mr. Hallbauer added, “During the quarter, the copper price rallied to roughly US$2.50 per pound from the US$2.00 to US$2.20 where it traded for most of 2016. Our realized sales price in the fourth quarter, excluding the positive impact from prior-period pricing adjustments, was US$2.47 per pound. In a period of a few months, our operating margin increased from US$0.26 per pound to over US$1.00 (C$1.31) per pound. Since year end, the price of copper has continued to climb, averaging US$2.65 year-to-date, and this will further improve our operating margin.”

“The strong finish to 2016, after another challenging year for the copper sector, and the positive momentum so far in 2017 is very exciting for the Company. With the general market sentiment that higher prices should remain in 2017, combined with Gibraltar’s higher production and lower costs, we expect a very successful year ahead. With our improved balance sheet today plus increased cash flows we expect in 2017 we will be in a strong position to address our debt obligations, well in advance of the 2019 maturity dates,” concluded Mr. Hallbauer.

Fourth Quarter 2016 Highlights

  Earnings from mining operations before depletion and amortization* were $46.6 million, compared to $2.2 million in the same period 2015;

  For the fourth quarter, adjusted EBITDA was $44.5 million and cash flow from operations was $49.7 million;

  The Company’s cash balance at the end of 2016 was $89.0 million;

*Non-GAAP performance measure. See end of news release.

  Net earnings were $5.1 million or $0.02 per share, compared to a loss of $23.4 million, or ($0.11) loss per share, in the same quarter 2015;

  Site operating costs, net of by-product credits* were US$1.12 per pound produced and total operating costs (C1)* were US$1.48 per pound produced, down 26% and 20%, respectively, from the fourth quarter of 2015;

  Site operating cost per ton milled* was $9.13, a fifth consecutive quarter below the $10 internal benchmark cost due to a continued focus on spending and operational efficiencies;

  Copper production at Gibraltar was 40.7 million pounds (100% basis), an increase of 23% over the same period 2015. The Gibraltar molybdenum facility, which was restarted in September, produced 800 thousand pounds of molybdenum;

  Total sales for the quarter were 40.4 million pounds of copper and 800,000 pounds of molybdenum;

  In December, the United States Environmental Protection Agency (EPA) issued the final required permit, the Underground Injection Control (UIC) permit, to construct and operate the Phase 1 Test Facility at Taseko’s Florence Copper Project in Florence, Arizona; and

  For the third straight year (2016), Gibraltar has received the John Ash Safety Award presented by the Ministry of Energy and Mines. This prestigious award goes to the mining operation in British Columbia with the lowest injury-frequency rate that has worked at least one million hours during the year.

*Non-GAAP performance measure. See end of news release.

HIGHLIGHTS

	Three months ended			Year ended
Financial Data	December 31,			December 31,
(Cdn$ in thousands, except for per share amounts)	2016	2015	Change	2016	2015	Change
Revenues	94,628	61,412	33,216	263,865	289,298	(25,433)
Earnings from mining operations before depletion and amortization*	46,617	2,155	44,462	54,715	50,834	3,881
Earnings (loss) from mining operations	37,393	(10,674)	48,067	1,776	1,320	456
Net income (loss)	5,113	(23,441)	28,554	(31,396)	(62,352)	30,956
Per share - basic (“EPS”)	0.02	(0.10)	0.12	(0.14)	(0.28)	0.14
Adjusted net income (loss)*	16,404	(13,112)	29,516	(31,860)	(15,531)	(16,329)
Per share - basic (“adjusted EPS”)*	0.07	(0.06)	0.13	(0.14)	(0.08)	(0.06)
EBITDA*	32,312	(9,162)	41,474	39,520	8,196	31,324
Adjusted EBITDA*	44,477	1,415	43,062	41,628	55,555	(13,927)
Cash flows provided by operations	49,663	1,859	47,804	33,853	51,695	(17,842)

	Three months ended
Operating Data (Gibraltar - 100% basis)	December 31,			Year ended December 31,
	2016	2015	Change	2016	2015	Change
Tons mined (millions)	18.5	21.3	(2.8)	87.6	93.7	(6.1)
Tons milled (millions)	7.3	7.3	-	29.5	30.6	(1.1)
Production (million pounds Cu)	40.7	33.1	7.6	133.3	142.2	(8.9)
Sales (million pounds Cu)	40.4	33.7	6.7	131.1	142.5	(11.4)

REVIEW OF OPERATIONS

Gibraltar mine (75% Owned)
Operating Data (100% basis)	Q4 2016	Q3 2016	Q2 2016	Q1 2016	Q4 2015	YE 2016	YE 2015
Tons mined (millions)	18.5	21.5	26.2	21.5	21.3	87.6	93.7
Tons milled (millions)	7.3	7.4	7.2	7.5	7.3	29.5	30.6
Strip ratio	1.1	1.0	2.4	1.7	2.4	1.5	2.4
Site operating cost per ton milled (CAD$)	$9.13	$9.47	$9.67	$9.59	$9.41	$9.47	$9.83
Copper concentrate
Grade (%)	0.319	0.259	0.252	0.228	0.269	0.264	0.272
Recovery (%)	87.0	85.9	84.1	84.4	84.9	85.5	85.1
Production (million pounds Cu)	40.7	33.1	30.6	28.8	33.1	133.2	141.2
Sales (million pounds Cu)	40.4	29.8	30.3	30.5	33.7	131.1	141.4
Inventory (million pounds Cu)	5.6	5.4	2.1	1.9	3.4	5.6	3.4
Molybdenum concentrate
Production (thousand pounds Mo)	764	185	-	-	-	949	963
Sales (thousand pounds Mo)	798	105	-	-	-	903	1,003
Silver (in copper concentrate)
Sales (thousand ozs Ag)	77	56	59	57	63	249	293
Per unit data (US$ per pound)*
Site operating costs*	$1.23	$1.64	$1.77	$1.81	$1.55	$1.58	$1.65
By-product credits*	(0.11)	(0.06)	(0.03)	(0.03)	(0.03)	(0.06)	(0.06)
Site operating, net of by-product credits*	$1.12	$1.58	$1.74	$1.78	$1.52	$1.52	$1.59
Off-property costs	0.36	0.31	0.33	0.33	0.33	0.33	0.37
Total operating costs (C1)*	$1.48	$1.89	$2.07	$2.11	$1.85	$1.85	$1.96

OPERATIONS ANALYSIS

Fourth quarter results

Despite challenging weather conditions in the fourth quarter, Gibraltar mill throughput was 7.3 million tons of ore, a similar amount to the previous quarters in 2016. A total of 18.5 million tons were mined during the quarter, at a strip ratio of 1.1. A total of 2.4 million tons of ore was added to stockpile in the period. In addition, the copper head grade for the fourth quarter increased to 0.32%, slightly better than planned.

Copper recovery also increased to 87% compared to 86% in the previous quarter, as a result of higher head grade and continued improvements in operating practices. The higher head grades and recoveries resulted in copper production of 41 million pounds for the fourth quarter, a 23% increase over the third quarter of 2016.

*Non-GAAP performance measure. See end of news release.

OPERATIONS ANALYSIS – CONTINUED

The fourth quarter was the first full quarter that the molybdenum plant has operated since it was restarted in September. A total of 0.8 million pounds of molybdenum were produced in the quarter, with recoveries averaging approximately 50%.

The total site spending has been maintained at a consistent and low level in recent quarters. Site operating cost per ton milled* was $9.13 in the fourth quarter of 2016, which is lower than recent quarters due to increased capitalized stripping.

Site operating costs per pound produced* decreased to US$1.12 in the fourth quarter of 2016 from US$1.58 in the third quarter of 2016 primarily as a result of increased copper production. The higher molybdenum by-product credit and increase in capitalized stripping allocation also contributed to the lower unit cost in the fourth quarter.

Off-property costs were US$0.36 per pound for the fourth quarter of 2016, which is higher than recent quarters as a higher portion of shipments were made to the Company’s joint venture partner at benchmark terms, as opposed to Gibraltar’s normal treatment and refining costs which are lower than benchmark terms.

Total operating costs (C1) per pound* decreased to US$1.48 from US$1.89 in the third quarter of 2016 as a result of increased copper production.

Full-year results

Gibraltar’s copper production in 2016 was 133 million pounds, a 6% decrease over 2015 due to lower average head grade and mill throughput.

Site operating costs* for the year were US$1.58 per pound of copper produced, a 4% reduction from 2015, as the Company realized a full year of benefit from the cost saving initiatives implemented in the prior year. These initiatives included a mine optimization based on a new mine plan, workforce reduction and rationalization, and vendor engagement resulting in decreased cost of supplies and services. The benefit of these cost savings resulted in lower unit costs in 2016, even though copper production was 6% lower than the previous year.

Off property costs were US$0.33 per pound of copper produced, an 11% reduction over 2015 as a result of new long-term contracts for treatment and refining costs and ocean freight.

Total operating costs (C1)* fell to US$1.85 per pound for the year, compared to US$1.96 per pound in 2015.

Health and Safety Milestones

The health, safety, and well-being of our employees, contractors and their families is a priority for Taseko and Gibraltar management. Actual performance is a reflection of that commitment.

For the third straight year (2016), Gibraltar has received the John Ash Safety Award presented by the Ministry of Energy and Mines. This prestigious award goes to the mining operation in British Columbia with the lowest injury-frequency rate that has worked at least one million hours during the year.

*Non-GAAP performance measure. See end of news release.

OPERATIONS ANALYSIS – CONTINUED

TSM Initiatives

Taseko is a member of the Mining Association of Canada and the Mining Association of British Columbia. Both of these organizations require members to participate in a program known as Towards Sustainable Mining (“TSM”) which encourages companies to work towards best management practice standards through self-regulation and reporting on key performance areas. These areas include:

  Energy Use and Greenhouse Gas Emissions Management;
  Biological Diversity Conservation Management;
  Aboriginal and Community Outreach;
  Tailings Management;
  Health and Safety; and
  Crisis Management Planning.

Taseko and Gibraltar’s performance and reporting on performance in all of the areas was verified by an external auditor as being at a level of industry best practice. Further details can be found on the Taseko website.

GIBRALTAR OUTLOOK

Average head grade is expected to be approximately 0.30% in 2017.

Overall, Gibraltar has achieved a stable level of operations consistent with the updated reserve model published in 2015 and the Company continues to focus on further improvements to operating practices to reduce unit costs. During September 2016, the molybdenum circuit at Gibraltar was successfully restarted, and will continue to contribute by-product credits in future periods.

The Canadian dollar is expected to remain at a substantial discount to the US dollar. A weak Canadian dollar contributes to improved operating margins at Gibraltar as approximately 80% of mine operating costs are paid in Canadian dollars.

REVIEW OF PROJECTS

Taseko’s strategy has been to grow the Company by leveraging cash flow from the Gibraltar Mine to assemble and develop a pipeline of projects. We continue to believe this will generate the best, long-term returns for shareholders. Our development projects are located in British Columbia and Arizona and represent a diverse range of metals, including gold, copper and niobium. Total expenditures on projects in 2016 consisted of $5.0 million at the Florence Copper project, $1.7 million on New Prosperity, and $0.8 million on the Aley Project. Taseko will continue to take a prudent approach to spending on development projects.

Florence Copper Project

The Florence Copper project is currently in the final stages of permitting for the Production Test Facility (“PTF”). The PTF will include a well field comprised of thirteen (four injection and nine recovery) commercial scale production wells and numerous monitoring, observation and point of compliance wells, and also an integrated demonstration scale solvent extraction and electrowinning plant.

*Non-GAAP performance measure. See end of news release.

REVIEW OF PROJECTS – CONTINUED

During 2016, the Company worked with the Arizona Department of Environmental Quality (“ADEQ”) in connection with the amendment to the Temporary Aquifer Protection Permit (“APP”), and with the U.S. Environmental Protection Agency (“EPA”) in connection with the Underground Injection Control (“UIC”) permit.

On August 2, 2016, the Company announced the receipt from the ADEQ of the APP permit. This permit was issued following a public comment period earlier in 2016, and confirms the ADEQ has completed its substantive review and is satisfied with the conditions under which the PTF can operate. In December 2016, the EPA issued the final required permit, the UIC permit, to construct and operate the PTF. Opposing parties have appealed both the APP and the UIC permits granted, but we expect that the regulatory authorities will successfully defend their thorough processes. Both of these two permits are required for construction and operation of the PTF.

On January 16, 2017, the Company announced that completed technical work on the Florence Copper Project has resulted in a significant improvement in project economics. The NI 43-101 technical report documenting these results will be filed on www.sedar.com within 45 days.

Project Highlights:

  Pre-tax net present value of US$920 million at a 7.5% discount rate;
  Pre-tax internal rate of return of 44% with a 2.3 year payback;
  Operating costs of US$1.10 per pound LME grade cathode copper;
  Total life of mine production in excess of 1.7 billion pounds of copper;
  Average annual production of 81 million pounds of copper for the life of mine;
  21 year mine life;
  Total pre-production capital cost of US$200 million; and
  Long-term copper price of US$3.00 per pound.

New Prosperity Project

The two Judicial Reviews initiated by Taseko were heard in federal court over a five day period in the week of January 30, 2017. Both Judicial Reviews focus on the principles of administrative and procedural fairness. Taseko’s allegation is that the Government of Canada, through the conduct of the environmental assessment and the decisions which resulted from it, failed in their obligation to uphold those fundamental principles. A decision is expected from the court within six to nine months.

On February 12, 2016, Taseko announced that it had filed a civil claim in the BC Supreme Court against the Canadian federal government. The claim seeks damages in relation to the February 25, 2014 decision concerning the New Prosperity Project in that the Government of Canada and its agents failed to meet the legal duties that were owed to Taseko and that in doing so they caused and continue to cause damages, expenses and loss to Taseko.

Taseko is proceeding with its request to amend the British Columbia environmental assessment certificate for the New Prosperity Project. In addition, Taseko has filed a Notice of Work (“NOW”) with the Ministry of Energy & Mines which will allow the Company to gather information to advance mine permitting under the British Columbia Mines Act.

*Non-GAAP performance measure. See end of news release.

The Company will host a telephone conference call and live webcast on Thursday, February 23, 2017 at 11:00 a.m. Eastern Time (8:00 a.m. Pacific) to discuss these results. The conference call may be accessed by dialing (877) 303-9079 in Canada and the United States, or (970) 315-0461 internationally.

The conference call will be archived for later playback until March 2, 2017 and can be accessed by dialing (855) 859-2056 in Canada and the United States, or (404) 537-3406 internationally and using the passcode 69507435.

For further information on Taseko, please see the Company’s website www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations – (778) 373-4533 or toll free 1 (877)-441-4533

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information in this news release.

*Non-GAAP performance measure. See end of news release.

NON-GAAP PERFORMANCE MEASURES

This document includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company’s performance. These measures have been derived from the Company’s financial statements and applied on a consistent basis. The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measure.

Total operating costs and site operating costs, net of by-product credits

Total costs of sales include all costs absorbed into inventory, as well as transportation costs. Site operating costs is calculated by removing net changes in inventory and depletion and amortization and transportation costs from cost of sales. Site operating costs, net of by-product credits is calculated by removing by-product credits from the site operating costs. Site operating costs, net of by-product credits per pound are calculated by dividing the aggregate of the applicable costs by copper pounds produced. Total operating costs per pound is the sum of site operating costs, net of by-product credits and off-property costs divided by the copper pounds produced. By-product credits are calculated based on actual sales of molybdenum (net of treatment costs) and silver during the period divided by the total pounds of copper produced during the period. These measures are calculated on a consistent basis for the periods presented.

	Three months ended			Year ended
	December 31,		December 31,
(Cdn$ in thousands, unless otherwise indicated) – 75% basis	2016	2015	2016	2015
Cost of sales	57,235	72,086	262,089	287,978
Less:
Depletion and amortization	(9,224)	(12,829)	(52,939)	(49,514)
Net change in inventory	7,582	(4,216)	16,738	3,971
Transportation costs	(5,358)	(3,858)	(16,507)	(17,129)
Site operating costs	50,235	51,183	209,381	225,306
Less by-product credits:
Molybdenum	(3,689)	78	(4,400)	(5,036)
Silver	(1,018)	(1,046)	(3,988)	(3,795)
Site operating costs, net of by-product credits	45,528	50,215	200,993	216,475
Total copper produced (thousand pounds)	30,512	24,824	99,938	106,664
Total costs per pound produced	1.49	2.02	2.01	2.03
Average exchange rate for the period (CAD/USD)	1.33	1.34	1.32	1.28
Site operating costs, net of by-product credits (US$ per pound)	1.12	1.52	1.52	1.59
Site operating costs, net of by-product credits	45,528	50,215	200,993	216,475
Add off-property costs:
Treatment and refining costs	9,454	6,935	27,924	33,634
Transportation costs	5,358	3,858	16,507	17,129
Total operating costs	60,340	61,008	245,424	267,238
Total operating costs (C1) (US$ per pound)	1.48	1.85	1.85	1.96

*Non-GAAP performance measure. See end of news release.

NON-GAAP PERFORMANCE MEASURES – CONTINUED

Adjusted net earnings (loss)

Adjusted net earnings (loss) remove the effect of the following transactions from net earnings as reported under IFRS:

  Unrealized gains/losses on derivative instruments;
  Unrealized foreign currency gains/losses; and
  Non-recurring transactions, including related tax adjustments.

Management believes these transactions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, unrealized gains/losses on derivative instruments, changes in the fair value of financial instruments, and unrealized foreign currency gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended		Year ended
	December 31,		December 31,
($ in thousands, except per share amounts)	2016	2015	2016	2015
Net income (loss)	5,113	(23,441)	(31,396)	(62,352)
Unrealized (gain) loss on derivatives	3,363	954	4,404	3,131
Unrealized foreign exchange (gain) loss	8,802	9,623	(7,785)	43,809
Write-down of marketable securities	-	-	-	419
Other non-recurring expenses*	-	-	5,489	-
Estimated tax effect of adjustments	(874)	(248)	(2,572)	(538)
Adjusted net income (loss)	16,404	(13,112)	(31,860)	(15,531)
Adjusted EPS	0.07	(0.06)	(0.14)	(0.08)

* Other non-recurring expenses includes legal and other advisory costs associated with the special shareholder meeting, the proxy contest and related litigation, and other non-recurring financing costs.

EBITDA and adjusted EBITDA

EBITDA represents net earnings before interest, income taxes, and depreciation. EBITDA is presented because it is an important supplemental measure of our performance and is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present EBITDA when reporting their results. Issuers of “high yield” securities also present EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations. The Company believes EBITDA is an appropriate supplemental measure of debt service capacity, because cash expenditures on interest are, by definition, available to pay interest, and tax expense is inversely correlated to interest expense because tax expense goes down as deductible interest expense goes up; depreciation is a non-cash charge.

Adjusted EBITDA is presented as a further supplemental measure of the Company’s performance and ability to service debt. Adjusted EBITDA is prepared by adjusting EBITDA to eliminate the impact of a number of items that are not considered indicative of ongoing operating performance.

Adjusted EBITDA is calculated by adding to EBITDA certain items of expense and deducting from EBITDA certain items of income that are not likely to recur or are not indicative of the Company’s future operating performance consisting of:

  Unrealized gains/losses on derivative instruments;
  Unrealized foreign exchange gains/losses; and
  Non-recurring transactions.

*Non-GAAP performance measure. See end of news release.

NON-GAAP PERFORMANCE MEASURES – CONTINUED

While some of the adjustments are recurring, other non-recurring expenses do not reflect the underlying performance of the Company’s core mining business and are not necessarily indicative of future results. Furthermore, unrealized gains/losses on derivative instruments, foreign currency translation gains/losses and changes in the fair value of financial instruments are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended			Year ended
		December 31,		December 31,
($ in thousands, except per share amounts)	2016	2015	2016	2015
Net income (loss)	5,113	(23,441)	(31,396)	(62,352)
Add:
Depletion and amortization	9,225	12,848	53,024	49,599
Share-based compensation expense	1,382	359	3,682	2,002
Finance expense	8,028	6,433	30,007	25,923
Finance income	(297)	(257)	(1,084)	(1,371)
Income tax expense (recovery)	8,861	(5,104)	(14,713)	(5,605)
EBITDA	32,312	(9,162)	39,520	8,196
Adjustments:
Unrealized loss on derivative instruments	3,363	954	4,404	3,131
Unrealized foreign exchange (gain) loss	8,802	9,623	(7,785)	43,809
Write-down of marketable securities	-	-	-	419
Other non-recurring expenses*	-	-	5,489	-
Adjusted EBITDA	44,477	1,415	41,628	55,555

* Other non-recurring expenses includes legal and other advisory costs associated with the special shareholder meeting, the proxy contest and related litigation, and other non-recurring financing costs.

*Non-GAAP performance measure. See end of news release.

NON-GAAP PERFORMANCE MEASURES – CONTINUED

Earnings from mining operations before depletion and amortization

Earnings from mining operations before depletion and amortization is earnings from mining operations with depletion and amortization added back. The Company discloses this measure, which has been derived from our financial statements and applied on a consistent basis, to provide assistance in understanding the results of the Company’s operations and financial position and it is meant to provide further information about the financial results to investors.

	Three months ended			Year ended
		December 31,		December 31,
(Cdn$ in thousands, except per share amounts)	2016	2015	2016	2015
Earnings (loss) from mining operations	37,393	(10,674)	1,776	1,320
Add:
Depletion and amortization	9,224	12,829	52,939	49,514
Earnings from mining operations before depletion and
amortization	46,617	2,155	54,715	50,834

Site operating costs per ton milled

	Three months ended			Year ended
		December 31,		December 31,
(Cdn$ in thousands, except per share amounts)	2016	2015	2016	2015
Site operating costs (included in cost of sales)	50,235	51,183	209,381	225,306

Tons milled (millions) (75% basis)	5.50	5.44	22.11	22.91
Site operating costs per ton milled	$9.13	$9.41	$9.47	$9.83

*Non-GAAP performance measure. See end of news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

•

uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;

•

uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;

•	uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
•	uncertainties related to our ability to complete the mill upgrade on time estimated and at the scheduled cost;
•	uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
•	uncertainties related to unexpected judicial or regulatory proceedings;
•	changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
•

changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;

•	the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
•	the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
•

the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;

•	environmental issues and liabilities associated with mining including processing and stock piling ore; and
•

labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.

Cautionary Statement on Forward-Looking Information

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities, and events or developments that the Company expects are forward-looking statements. Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law. Further information concerning risks and uncertainties associated with these forward-looking statements and our business may be found in our most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.

*Non-GAAP performance measure. See end of news release.